Mail Stop 3561

January 16, 2009

Mr. Jack Margareten
Acting President and Chief Executive Officer
Gen/Rx, Inc
600 Woodmere Boulevard
Woodmere, NY 11598

> **Re: Gen/Rx, Inc**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-24496**

Dear Mr. Margareten:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services